PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Financial Statements and Supplemental Information

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Table of Contents



BerryDunn
BDMP Assurance, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
ProFunds Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ProFunds Distributors, Inc. (the Company) as of December 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained within Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Exemption) (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDMP Assurance, LLP

We have served as the Company's auditor since 2025.

Portland, Maine
February 26, 2026

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$	10,632,604
Prepaid expenses		941,556
Distribution fees receivable		97,118
Distribution related fees receivable		2,212
Fixed assets (net of accumulated depreciation of $371,326)		134,356
Right-of-use asset		731,463
Other assets		402,307
Net deferred tax asset		1,025,839
Total assets	$	13,967,455

Liabilities and Stockholder's equity

Liabilities:		
Accrued compensation	$	5,972,547
Payable to affiliates		736,777
Accrued distribution related expenses		139,859
Distribution fees payable		97,118
Lease liability		1,049,037
Other accounts payable and accrued expenses		573,791
Total liabilities		8,569,129
Stockholder's equity:		
Common stock – $1 par value; 1,000 shares authorized; 820 shares issued and outstanding		820
Capital in excess of par value		5,794,652
Accumulated deficit		(397,146)
Total stockholder's equity		5,398,326
Total liabilities and stockholder's equity	$	13,967,455

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Income

Year ended December 31, 2025

Revenue:		
Distribution service fees	$	27,646,546
Distribution and distribution related fees		1,066,318
Interest & other income		291,812
Total revenues		29,004,676
Expenses:		
Compensation and benefits		20,712,755
Fund marketing and promotion		1,992,731
Communications and technology		2,504,312
Occupancy		1,550,307
Distribution and distribution related expenses		1,066,318
Professional fees		243,353
Licenses and fees		106,176
Other expenses		786,990
Total expenses		28,962,942
Profit before income tax expense		41,734
Income tax benefit		(469,118)
Net income	$	510,852

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2025

	Common stock		Capital in excess of par value		Accumulated deficit		Total stockholder's equity
Balances at December 31, 2024	$	820	$	5,794,652	$	(907,998)	$ 4,887,474
Net income December 31, 2025		—		—		510,852	510,852
Balances at December 31, 2025	$	820	$	5,794,652	$	(397,146)	$ 5,398,326

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Cash Flows

Year ended December 31, 2025

Cash flows from operating activities:		
Net income	$	510,852
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation expense		93,253
Non-cash lease benefit		(317,575)
Deferred income tax benefit		(486,457)
Changes in assets and liabilities:		
Decrease in receivable from affiliates		622,657
Increase in prepaid expenses		(549,994)
Increase in distribution fees receivable		(3,985)
Decrease in distribution related fees receivable		557
Increase in other assets		(7,208)
Increase in accrued compensation		1,444,342
Increase in payable to affiliates		57,774
Decrease in accrued distribution related expenses		(28,815)
Increase in distribution fees payable		3,985
Increase in other accounts payable and accrued expenses		108,616
Net cash from operating activities		1,448,002
Cash flows from investing activities:		
Purchases of fixed assets		(18,610)
Net increase in cash		1,429,392
Cash and cash equivalents:		
Beginning of year		9,203,212
End of year	$	10,632,604
Supplemental disclosure of cash flow information:		
Income taxes paid	$	9,456

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Notes to Financial Statements

December 31, 2025

(1) Organization

ProFunds Distributors, Inc. (the Company) is a wholly owned subsidiary of ProFund Advisors LLC (PFA). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

Effective February 29, 2008, PFA acquired the outstanding common stock of the Company under a Stock Purchase Agreement among the Company, PFA and Citi Investor Services, Inc., the former sole stockholder and a wholly owned subsidiary of Citibank, N.A.

The Company serves as distributor and underwriter for the mutual funds in the ProFunds Trust (the Funds). A portion of the Company's revenues are earned from the Funds from the sale of the Funds' shares. The Company also provides distribution, shareholder and wholesaling support to PFA, ProShare Advisors LLC (PSA) and ProShare Capital Management LLC (PCM).

The Company has identified the Interim Head of Finance as the chief operating decision maker, who uses net income to evaluate the results of the business to manage the Company. Additionally, the chief operating decision maker uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the chief operating decision maker manages the business activities using information of the Company as a whole.

The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies footnote. Refer to the Company's statement of income for the Company's segment revenue and significant expenses. Interest income for the year ended December 31, 2025 was $291,812 and is included in interest & other income in the statement of income. The measure of segment assets is reported on the statement of financial condition as total assets. Noncash items, such as depreciation, as well as expenditures for fixed assets, are reported in the statement of cash flows.

(2) Summary of Significant Accounting Policies

(a) Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash and cash equivalents

Cash and cash equivalents include investments and money market funds with original terms to maturity of less than three months. The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

(c) Revenue Recognition

Distribution service fees

Pursuant to a Distribution Services Agreement between the Company, PFA, PSA and PCM, the Company is required to provide distribution services and such services represent a series of services which form a single performance obligation. As compensation for such services, the Company is entitled to receive a fixed-monthly fee plus variable consideration for costs directly incurred by the Company for services provided under the Distribution Services Agreement. The Company recognizes the fixed-monthly fee on a monthly basis over the term of the agreement as those amounts become payable. The Company recognizes variable consideration on a monthly basis over the term of the agreement based on costs directly incurred by the Company for services provided under the Distribution Services Agreement, as long as it does not expect a significant reversal in future periods. There is no transaction price allocated to unsatisfied performance obligations at year-end.

Distribution and distribution related fees

Distribution and distribution related fees represent 12b-1 fees and shareholder servicing fees paid by the Funds pursuant to Distribution Agreements between the Funds and the Company. The agreements for these fees have one performance obligation as distribution services are not separately identifiable from shareholder servicing promises in the agreements, and therefore, are not distinct. The Company's performance obligation is satisfied at the point in time when an investor makes an investment into the Funds. The fees for these distribution and servicing agreements are principally determined based on average daily net assets of the Funds, which change based on fluctuations in financial markets, and the length of time an investor remains in the fund, and represent variable consideration. These fees are generally constrained, and excluded from revenue, until the uncertainty is resolved each month, which is when the net asset values and investor activities are known. Distribution and distribution related fees in the current period are primarily related to performance obligations that have been satisfied in prior periods.

(d) Distribution and Distribution Related Expenses

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Distribution Agreements. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution Agreements. Distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and

printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses. Under the terms of the Distribution Agreements, upon cessation of the Company, any unused distribution and distribution related expenses would be paid to the Funds or third party asset manager.

(e) *Phantom Share Plan*

Certain employees of the Company participate in a Phantom Share Plan (the Plan) established by PFA. Under the Plan, participants are entitled to a cash benefit equal to the Plan's phantom share value, which is determined by PFA based on a predetermined formula pursuant to the Plan document. Awards issued under the Plan are subject to a three to four year vesting schedule. There are 2,500,000 phantom share units authorized under the Plan.

As a liability classified award, compensation expense related to the Plan is measured ratably over the requisite service period of the awards based on the phantom share value as of each reporting date, pursuant to a predetermined formula in the Plan's documents.

Costs related to the Company's employees participating in the Plan are allocated to the Company by PFA. A summary of the status of the phantom shares related to the Company as of December 31, 2025, and changes during the year ended December 31, 2025, is presented below:

	Awards		Weighted average grant date share value
Balances at December 31, 2024	63,515	$	41.80
Granted	21,984		73.64
Exercised	(9,749)		55.64
Forfeited	(8,188)		56.78
Balances at December 31, 2025	67,562	$	48.35

The Company recognized compensation expense of $794,052 related to the Plan during 2025. At December 31, 2025, the amount of accrued but unpaid compensation was $792,053 and is included in accrued compensation.

For certain management-level awards, there is a change in control component of the award that is only received by the participant upon a change in control. As of December 31, 2025, management believes the likelihood of a change in control is remote and thus compensation expense related to these shares has not been accrued. As of December 31, 2025, there are 36,834 shares granted and fully vested attributable to a change in control event.

Unearned compensation related to the Plan was $5,118,007 at December 31, 2025 and includes the change in control component. The weighted average period that these awards are expected to be recognized over is 1.89 years excluding the change in control component.

(f) Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation using the straight-line method. Provisions for depreciation are based on the following estimated useful lives: computer and communications software and equipment, three years; leasehold improvements, over the shorter of the estimated useful life or the remaining life of the lease; and furniture and other equipment, seven years.

(g) Income Taxes

The Company files its own U.S. federal and applicable state income tax returns and calculates income tax expense as a stand alone entity. The 2022 through 2025 tax years generally remain subject to examination by U.S. federal authorities and applicable state tax authorities.

The Company accounts for income taxes using the asset and liability method under Codification Topic 740, *Income Taxes*. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Codification Topic 740, *Income Taxes*, also prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. Management has concluded there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2025.

(h) Comprehensive Income (Loss)

The Company's net loss equals comprehensive loss as the Company has no components of other comprehensive income or loss.

(3) Related Party Transactions

As previously described, the Company derives a majority of its revenues from affiliated entities, primarily distribution fees from the Funds and distribution service fees from PFA, PSA and PCM.

The Company has an Expense Sharing Agreement with PFA pursuant to which PFA provides various services to the Company such as use of office facilities, equipment, personnel and other administrative

services. PFA charges the Company administrative service fees for these services designed to cover the costs of providing such services. The administrative service fees charged by PFA amounted to $4,714,000 for the year ended December 31, 2025 and are included in compensation and benefits, occupancy, professional fees, communication and technology and other expenses in the statement of income. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

(4) Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2025, the Company had net capital under the Rule of $2,794,938 which was $2,272,427 in excess of its minimum required net capital of $522,511. The Company's ratio of aggregate indebtedness to net capital at December 31, 2025 was 2.80 to 1.

(5) Contracts

The Company has Distribution Agreements with the Funds under which it provides distribution services. The Distribution Agreements continue in effect until terminated by either party. The Company receives 12b-1 and shareholder servicing fees paid by the Funds for shares sold which are still outstanding.

The Company enters into sales agreements with various selling broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees) as outlined in their respective agreements.

(6) Lease Obligations

The Company has an operating lease for office facilities, which expires on December 31, 2026. The Company has the option to renew this lease for an additional three year period. However, this renewal is not included in the right-of-use asset and lease liability, as the Company is not reasonably certain to renew the lease. As a condition of the lease, the Company delivered a $358,395 stand-by letter of credit to the landlord.

Leases are classified as operating or finance leases at the lease commencement date. The Company does not have any finance leases. Lease expense for operating leases are recognized on a straight-line basis over the lease term. Right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. A lease that, at the commencement date, has a lease term of 12 months or less is considered a short-term lease. The Company has elected to not record ROU assets and lease liabilities for short-term leases.

The components of lease expense for the year ended December 31, 2025 were as follows:

Operating lease expense:		
Amortization of ROU assets	$	684,687
Interest on lease liabilities		72,924
Total operating lease expense		757,611
Variable occupany costs and depreciation		792,696
Occupancy costs	$	1,550,307

Other information related to leases as of December 31, 2025 was as follows:

Supplemental cash flow information:

Cash paid for amounts included in operating lease liabilities:	$	1,075,186
Weighted-average remaining operating lease term:		1.0 year
Weighted average discount rate on operating leases:		4.6%

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2025 are as follows:

		Operating leases
2026	$	1,075,186
Total undiscounted lease payments		1,075,186
Less imputed interest		(26,149)
Net lease liability	$	1,049,037

(7)   Income Taxes

Income tax expense and benefit for the year ended December 31, 2025 consisted of the following:

Current tax expense	
Federal	$ 3,691
State	13,648
	17,339
Deferred tax benefit	
Federal	(406,376)
State	(80,081)
	(486,457)
Total tax benefit	$ (469,118)

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes as follows:

Computed tax expense	$ 8,831	21%
Increase (reduction) in income taxes resulting from:		
State income taxes, net of federal benefit [1]	9,785	23%
Nontaxable or nondeductible items		
Nondeductible meals and entertainment	54,028	128%
Other nondeductible expenses	968	2%
Other		
True-up of tax provision to tax return items		
Depreciation	(13,967)	(33%)
Accrued bonus	230,370	548%
Lease deduction	1,755	4%
Federal net operating loss carryforwards	(692,821)	(1,648%)
State net operating loss carryforwards	(44,623)	(106%)
Other	(23,444)	(56%)
	$ (469,118)	(1,117%)

[1] State taxes in Texas make up the majority (greater than 50%) of the tax effect in this category.

The true-up of tax provision to tax return items represent the impact on the current year's income tax expense of differences between the estimated deferred tax assets and liabilities recorded in the prior year's tax provision and the actual amounts determined upon filing the tax return. For the year ended December 31, 2025, these adjustments primarily relate to differences in depreciation expense, accrued bonus deductions, lease deductions, and the recognition of federal and state net operating losses.

Income taxes paid during the year ended December 31, 2025 were as follows:

New York	$ 1,000
Texas	7,000
Massachusetts	1,456
Total income taxes paid	$ 9,456

Deferred tax assets and liabilities at December 31, 2025 consisted of the following:

Deferred tax assets	
Accrued vacation allowance	$ 33,356
Accrued expense allowance	12,239
Deferred compensation allowance	187,506
Net operating loss carryforwards	737,423
Lease adjustments	75,181
	1,045,705
Deferred tax liabilities	
Depreciation	(19,866)
Net deferred tax asset	$1,025,839

No valuation allowance was recorded, as management believes it is more likely than not that the deferred tax assets will be realized.

At December 31, 2025, the Company had federal net operating loss carryforwards of approximately $3,114,990 and state net operating loss carryforwards of approximately $4,187,730. Of the total state net operating loss carryforwards, approximately $3,223,447 relates to Maryland and is presented on a pre-apportioned basis in accordance with Maryland tax rules. Net operating losses in other states are presented on a post-apportioned basis. Deferred tax assets related to these net operating loss carryforwards have been recognized, as management believes it is more likely than not that such benefits will be realized.

(8)   Employee Benefit Plan

The Company contributed to a qualified 401(k) plan (the 401(k) Plan) during the year, for the benefit of eligible employees of the Company. The eligible employees may elect to defer a portion of their compensation and the Company will make matching contributions as described in the 401(k) Plan. Matching contributions charged to expense were $279,353 for the year ended December 31, 2025.

(9)   Indemnifications

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's maximum exposure under these contracts is not currently known, as any such exposure would be based on future claims which could be made against the Company. Management is not currently aware of any such pending claims and expects the risk of any future material obligation under these indemnifications to be remote.

(10)   Subsequent Events

Management has evaluated subsequent events through February 26, 2026 the date at which the financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Supplemental Information

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2025

Total stockholder's equity		$	5,398,326
Deductions for nonallowable assets:			
Prepaid expenses	$ 941,556		
Distribution fees receivable	97,118		
Distribution related fees receivable	2,212		
Fixed assets	134,356		
Other assets	402,307		
Net deferred tax asset	1,025,839	2,603,388	
Net capital		2,794,938	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000)		522,511	
Excess net capital		$	2,272,427
Net capital less 10% of aggregate indebtedness		$	2,011,171
Total aggregate indebtedness (total liabilities, excluding operating lease liability up to ROU assets)		7,837,666	
Percentage of aggregate indebtedness to net capital		280.42%	

Statement Pursuant to Paragraph (d) of Rule 17a-5:
There are no material differences between the computation above and the computation included in the amended filing of the December 31, 2025 Unaudited FOCUS Report, Form X-17A-5, Part IIA, filed on February 23, 2026.

See accompanying report of independent registered public accounting firm.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Schedule II

Determination of
Reserve Requirements Pursuant to Rule 15c3-3
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3

December 31, 2025

The reserve and information related to possession or control requirements are not applicable to the Company as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See accompanying report of independent registered public accounting firm.

ProFunds Distributors, Inc. Exemption Report

ProFunds Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ProFunds Distributors, Inc.

I, Noelle Moroney, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Noelle Moroney_

Executive Director, Finance & Accounting, FINOP

February 26, 2026



BerryDunn
BDMP Assurance, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
ProFunds Distributors, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) ProFunds Distributors, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BDMP Assurance, LLP

Portland, Maine
February 26, 2026